1-9216

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities and Exchange Act of 1934

For the Date of August 1, 2002

PE 8/1/2002

HANSON PLC
(Translation of registrant's name into English)

1 Grosvenor Place, London SW1X 7JH England
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ___ No X

This Special Report is incorporated by reference in Registration Statement No 33-42872 on Form F-4; Registration Statement Nos 33-33129 and 33-78800 on Form F-3; and Registration Statement Nos 33-15028, 33-33143, 33-46808 through 33-46810 and 33-69698 on Form S-8, in each case filed by the registrant under the Securities Act of 1933.

Hanson

August 1, 2002

Hanson PLC Interim Results 2002

- **Pre-tax profit (pre-exceptionals) up 12.3% to £145.1 million (£129.2m)**
- **EPS (pre-goodwill/exceptionals) up 11.9% to 17.9p (16.0p)**
- **Operating cash flow up 9.6% to £207.1 million (£189.0m)**
- **Gearing reduced to 51.4% (64.5% at June 30, 2001)**
- **Interim dividend up 2.2% to 4.55p (4.45p)**
- **Strong performances from the UK and Australia helping to offset challenging trading conditions in the US**

Alan Murray, chief executive, said: "With pre-tax profit up 12.3% and strong operating cash flow, this has been an encouraging first half. Increased profits in the UK and Australia, coupled with lower net interest expense, have offset a small reduction in US trading results. This pattern looks set to continue into the second half. Assuming normal weather and no further weakness in the dollar, we would expect a marginal improvement over the 2001 performance for the full year."

Further information about Hanson can be found at www.hansonplc.com.

Inquiries: Justin Read
Hanson PLC
Tel: +44 (0)20 7245 1245

Notes:
1. Hanson is the largest producer of aggregates and concrete pipe & products in the world and is the third largest producer of ready-mixed concrete. Its other principal product is bricks and its operations are in the UK, continental Europe, North America, Asia Pacific and Australia.
2. Hanson operates an e-mail distribution service for press releases and other corporate information. Registration for this service, which includes e-mail alerts two days prior to results announcements and publication of company reports, is via its website (www.hansonplc.com).
3. High-resolution Hanson images are available to download from Hanson's website and from www.newscast.co.uk.

Forward-looking statements made in this press release involve risks and uncertainties that could cause actual results to differ materially from those contemplated by such statements. Factors that could cause such differences are set out in detail in Hanson's 20-F and include, but are not limited to the general strength or weakness of the construction industry in North America, the UK, continental Europe, Asia and Australia; changes in government policy on legislation in the regions and territories in which Hanson operates such as the implementation of TEA-21 in the US; costs of materials including cement, bitumen energy, and fuel; inclement weather conditions during peak construction periods; the availability of and access to resources in geographic areas of customer demand; the pricing policies of competitors and changes in exchange rates.

Overview
Profit before tax and exceptional items for the six months to June 30, 2002 rose 12.3% to £145.1 million (£129.2m) on turnover totalling £1,989.0 million (£2,041.8m). Including a pre-tax exceptional charge of £15.6 million (gain £106.4m), profit before tax was £129.5 million (£235.6m). 2001 included a £125.0 million exceptional gain on the sale of Hanson Waste Management.

Before goodwill amortisation of £31.0 million (£29.4m) and exceptional items, earnings per share were 17.9p (16.0p). Basic earnings per share were 12.5p (27.1p).

Hanson's encouraging first half performance principally reflects improved trading profit in the UK and Australia, together with the benefit of lower net interest expense. Hanson Building Materials Europe's trading profit (pre-goodwill) increased 13.3% to £74.8 million (£66.0m). Similarly, Hanson Australia benefited from firmer markets and trading profit (pre-goodwill) increased 111.1% to £15.2 million (£7.2m). As highlighted in the recent trading statement, Hanson Building Materials America, which contributed 57.1% of trading profit (pre-goodwill), was affected by reduced aggregates demand and reserve depletion in northern California. Its trading profit (pre-goodwill) declined by 3.4% to £131.8 million (£136.5m).

Cash flow from operating activities increased 9.6% to £207.1 million (£189.0m). Net debt at June 30, 2002 was £1,403.9 million, down from £1,429.7 million at December 31, 2001 despite gross acquisition spend of £102.4 million during the period. Gearing for the corresponding dates was 51.4% and 52.5% respectively.

Dividend
An interim dividend of 4.55p (4.45p) for the year to December 31, 2002 will be paid on September 20, 2002 to shareholders on the register on August 23, 2002. Hanson ordinary shares will trade ex-dividend from August 21, 2002.

Corporate development
Total acquisition spend for the period was £102.4 million. This compares with £11.3 million in the same period last year. The main acquisition was the £92.5 million purchase in May of Choctaw Inc., a US concrete pipe and products manufacturer. Choctaw is the leading manufacturer of concrete pipe and related drainage products in the southern US and adds five new states to Hanson's previous US pipe presence in 15 states. Other acquisitions include a further concrete pipe plant in Oregon, USA and two additional quarries in the Czech Republic.

Various disposals have been made during the period of businesses that were non-core or unlikely to deliver adequate medium term returns. The most significant was the £39.3 million disposal of the continental European brick operations which was completed on April 22, 2002. Other disposals included the group's operations in the Philippines, a US haulage business and ready-mixed concrete plants in Germany.

Hanson has signed a contract to purchase its joint-venture partner's 50% share of the Malaysian ready-mixed concrete operation. This transaction is expected to be completed in the second half. Since the end of June 2002 Hanson has also acquired a bagged aggregates business in the UK, effectively doubling its presence in this market and making Hanson the number one supplier in the UK.

Outlook

Despite encouraging interim figures for the group as a whole, reduced US aggregates volumes indicate that it is sensible to remain cautious about the US outlook.

Given Hanson's US product-mix, federal infrastructure and housing related demand should remain a source of strength, despite weakness in industrial and commercial construction related output. However, trading since the start of the main construction season has been mixed. While some of this is weather related, regional demand patterns and variations in state financing have also had an impact. In view of this, the focus on cost reduction and operating margins will continue.

In its other principal markets, Hanson expects continued growth in the UK and Australia and further weakness in Hong Kong for the remainder of the year. In particular, delivery of the promised increases in UK Government investment in the built environment should assist the UK operations, which contributed approximately 30% of the group's first half trading profit.

In summary, therefore, while it is still too early in the group's key trading period to form a final view on the outlook for the remainder of the year, Hanson expects the first half patterns in its main geographical markets to continue. Second half profit comparisons will have to take account of the particularly strong finish to 2001.

Hanson will continue to focus on its key objectives of improving margins and cost control. Its operations continue to generate strong cash flows and further net debt reduction is anticipated during the remainder of the year, providing scope for Hanson to continue its targeted bolt-on acquisition strategy.

Appendices:

- **(i) Financial highlights**
- **(ii) Operations/Financial report**
- **(iii) Operating statistics**
- **(iv) Financial statements**

Appendix (i) - FINANCIAL HIGHLIGHTS

i) Simplified profit and loss

	June 2002 £m	June 2001 £m
Turnover		
Hanson Building Materials America	**918.2**	923.5
Hanson Building Materials Europe	**705.6**	674.8
Hanson Australia	**207.2**	186.2
Hanson Pacific	**125.7**	140.9
Discontinued	**32.3**	116.4
	1,989.0	2,041.8
EBITA		
Hanson Building Materials America	**131.8**	136.5
Hanson Building Materials Europe	**74.8**	66.0
Hanson Australia	**15.2**	7.2
Hanson Pacific	**8.9**	13.0
Discontinued	**(4.1)**	(1.6)
	226.6	221.1
Goodwill amortisation	**(31.0)**	(29.4)
Central	**(9.1)**	(8.1)
Property and other income	**3.7**	6.5
EBIT	**190.2**	190.1
Interest payable	**(42.4)**	(58.4)
FRS 12 discount	**(2.7)**	(2.5)
Profit before taxation and exceptional items	**145.1**	129.2
Exceptional items		
Operating items	**(0.7)**	(12.6)
Non-operating items	**(14.9)**	119.0
Profit before taxation	**129.5**	235.6
Taxation		
Charge for year	**(44.3)**	(40.9)
Exceptional items	**6.4**	4.6
Profit after taxation	**91.6**	199.3
Earnings per ordinary share		
Basic	**12.5p**	27.1p
Basic before exceptional/goodwill	**17.9p**	16.0p

ii) Other financial highlights

	June 2002	June 2001
Depreciation	**90.3**	95.3
Depletion	**18.9**	20.2
Operating cashflow	**207.1**	189.0
Capital expenditure	**(59.4)**	(76.2)
Net debt	**(1,403.9)**	(1,708.1)
Shareholders' funds	**2,730.6**	2,647.7
Gearing	**51.4%**	64.5%

Note: Figures for the six months to June 30, 2001 have been restated for FRS19.

Hanson Building Materials America (HBMA)
Turnover £918.2 million (£923.5m)
Trading profit pre-goodwill £131.8 million (£136.5m)
Trading profit £116.0 million (£121.7m)

Excluding acquisitions, underlying trading profit decreased by 5.3% and margin by 0.4ppts. This is considered an encouraging result in view of disappointing aggregates volumes, the effect of which was somewhat mitigated by a positive stance on pricing, earlier cost containment measures and good performances in both Pipe & Products and Brick & Tile.

Aggregates volumes were 11.0% below the prior year, with shortfalls in all major markets. The depletion of the Radum quarry in northern California, together with the sale/closure of non-performing quarries, accounts for approximately 3% of the volume decline. The balance was predominantly due to lower underlying demand. While contract awards have been strong to date, on the basis of construction output data both the non-residential and highway sectors have been weaker than the prior year, the latter affected late in the quarter by adverse weather. In accordance with the focus on margins, aggregates prices have increased by an average of almost 4%. Regionally, price increases in the West have been higher than other parts of the country.

Ready-mixed concrete volumes were 0.5% below the prior year, with a strong performance in Central, in particular Houston, offsetting declines in the East and West. In cement, volumes were up approximately 4%. Average ready-mixed concrete prices increased 1.7% over the prior year, while average cement prices fell $1/ton, principally due to the impact of additional competitor capacity in Dallas/Fort Worth and a backdrop of declining demand in that market.

HBMA's other two units, which together contributed approximately 50% of HBMA trading profit, both reported increased earnings.

Excluding acquisitions, Pipe & Products' trading margin increased 1.1ppts and trading profit (pre-goodwill) grew 8.6%. This strong performance was driven by a 4.7% increase in average prices and a 2.8% increase in heritage volumes. The incremental impact of acquisitions, including promising initial contributions from Centennial and Choctaw, was £4.0 million (pre-goodwill).

In the Brick & Tile unit, despite broadly flat volumes and selling prices, the benefits of lower gas costs and business reorganisation have led to a margin increase of 1.7ppts and a 15.8% increase in trading profit. A new brick factory in Ontario, Canada was opened during the period; capable of producing 150 million bricks annually, it is one of the most advanced plants in North America. It will further improve productivity and is timed to meet continued strong demand in Canada.

Hanson Building Materials Europe (HBME)
Turnover £705.6 million (£674.8m)
Trading profit pre-goodwill £74.8 million (£66.0m)
Trading profit £70.6 million (£62.1m)

(Within the 2002 numbers above, Hanson Brick UK's turnover was £72.7 million and trading profit pre-goodwill was £14.4 million.)

In the absence of significant acquisition activity, HBME's improved performance was principally the result of improvements in heritage operations. The UK, which contributed 89% of HBME's trading profit, accounted for most of the increase, with trading profit (pre-goodwill) rising by £7.2 million to £66.8 million.

Following an encouraging start to the year, demand for UK aggregates and ready-mixed concrete fell in June, due principally to the impact on construction activity of the Jubilee bank holidays and the World Cup. As a result, total volumes in these products ended the half in line with the prior year, while asphalt volumes rose by 6.1% as a result of strong demand in the Midlands and south West. The March selling price increases appear to be holding up well and aggregates selling prices increased overall by 4.5% compared to last year. The Aggregates Levy is being passed on without significant market disruption at this stage.

The UK brick operation performed well, with a 12.5% increase in trading profit (pre-goodwill) to £14.4 million (£12.8m) and a 0.9ppts increase in margins to 19.8%. Average selling prices rose by 6.4% during the period and volumes were up 2.1% as a result of continued strength in London brand products.

In the other main UK businesses, trading profit in marine dredging has improved due to increased ship availability and strong demand. The concrete products operations have improved slightly, although market conditions for concrete pipes and blocks remain poor.

On the continent, heritage results in Spain were similar to last year and improved cost performance has led to improvements in the contributions from both Israel and Germany.

Hanson Australia
Turnover £207.2 million (£186.2m)
Trading profit pre-goodwill £15.2 million (£7.2m)
Trading profit £10.0 million (£2.1m)

Trading profit (pre-goodwill) more than doubled to £15.2 million (£7.2m) and the operating margin increased by 3.5ppts to 7.3%. Following weakness last year, volumes in both aggregates and ready-mixed concrete have increased by over 10%. In particular, the housing and infrastructure markets have been buoyant.

Selling price increases, which included the implementation in April of an A$14/m3 price increase for ready-mixed concrete, have been largely successful. New business systems introduced last year have now been fully implemented.

Both of Hanson Australia's principal joint-ventures, Australian Cement Holdings and Pioneer Road Services, reported improved earnings for the period.

Hanson Pacific
Turnover £125.7 million (£140.9m)
Trading profit pre-goodwill £8.9 million (£13.0m)
Trading profit £3.1 million (£7.8m)

Hanson has a leading position in both aggregates and ready-mixed concrete in Hong Kong and has enjoyed strong earnings from this business. However, a significant reduction in ready-mixed concrete volumes has led to selling price reductions in ready-mixed concrete as smaller operators fight to preserve volumes.

In Hanson Pacific's other principal markets, profitability and margins have improved in Malaysia and Thailand, although in Singapore over-supply in the ready-mixed concrete market continue to impact performance.

Financial report
Operating losses from businesses sold prior to the period end totalled £4.1 million (£2.0m). Most of this relates to the continental European brick operations.

Net interest expense and similar charges totalled £45.1 million in the period, a reduction of £15.8 million from the prior year period. This reflects the benefits of lower interest rates and ongoing efforts to strengthen the balance sheet through disposals and continued focus on management of working capital.

Non operating exceptional losses totalled £14.9 million (£119.0m gain) and include losses on disposal and termination of various operations, offset by an insurance settlement. The prior year gain principally reflects profit on the sale of Hanson Waste Management. Exceptional tax credits totalled £6.4 million (£4.6m).

Despite current weakness in dollar exchange rates, average US$/£ exchange rates for the period have not materially impacted translation of dollar denominated revenues and costs. In the second half of 2002, dollar denominated interest expense arising from having approximately 80% of net debt in dollars will provide a partial hedge to the translation of HBMA's trading profit.

The tax rate on pre-exceptional/pre-goodwill profit in the period was 25.2%. This is in line with the rate for 2001 and represents current guidance for 2002.

Cash flow generation remains strong. Operating cash flow per share rose 9.3% to 28.1p (25.7p). Despite capital expenditure of £59.4 million (£76.2m), higher acquisition spend and the seasonality of the business, net debt reduced by £25.8 million over the period to £1,403.9 million.

Appendix (iii) - OPERATING STATISTICS

	6 months to June 30 % change (2002 vs. 2001)
Hanson Building Materials America (includes joint ventures/associates)	
Aggregates volumes	-11.0%
Aggregates prices	+3.9%
Ready-mixed concrete volumes	-0.5%
Ready-mixed concrete prices	+1.7%
Hot-mix asphalt volumes	-13.0%
Hot-mix asphalt prices	+1.3%
Cement volumes	+4.0%
Cement prices	-1.6%
Concrete products volumes (excluding acquisitions)	+2.8%
Concrete products prices (excluding acquisitions)	+4.7%
Brick volumes	0.0%
Brick prices	-0.2%
Hanson Building Materials Europe (UK only, includes Marine and joint ventures/associates)	
Aggregates volumes	-1.5%
Aggregates prices	+4.5%
Asphalt volumes	+6.1%
Asphalt prices	+4.8%
Ready-mixed concrete volumes	0.0%
Ready-mixed concrete prices	+7.2%
Brick volumes	+2.1%
Brick prices	+6.4%

CONSOLIDATED PROFIT AND LOSS ACCOUNT

for the 6 months ended June 30, 2002 and the 12 months ended December 31, 2001

December 2001	US dollar equivalent December 2001		June 2002 Unaudited	June 2001 Unaudited Restated	US dollar equivalent June 2002 Unaudited	US dollar equivalent June 2001 Unaudited Restated
£m	$m		£m	£m	$m	$m
		Turnover				
4,179.4	6,034.2	Turnover – group and share of turnover of joint-ventures and associates	**1,989.0**	2,041.8	**2,871.7**	2,947.9
(271.8)	(392.4)	Less share of turnover of joint-ventures	**(141.1)**	(121.1)	**(203.7)**	(174.8)
(83.9)	(121.1)	Less share of turnover of associates	**(41.5)**	(69.8)	**(59.9)**	(100.8)
3,823.7	5,520.7		**1,806.4**	1,850.9	**2,608.1**	2,672.3
3,627.4	5,237.3	Continuing operations	**1,767.2**	1,737.8	**2,551.5**	2,509.0
-	-	Acquisitions	**8.6**	-	**12.4**	-
196.3	283.4	Discontinued	**30.6**	113.1	**44.2**	163.3
3,823.7	5,520.7	**Group turnover**	**1,806.4**	1,850.9	**2,608.1**	2,672.3
(3,592.3)	(5,186.6)	**Costs and overheads less other income** (June 2002 includes exceptional operating items of £(0.7)m; June 2001 £(12.6)m; Dec 2001 £(191.3)m)	**(1,642.3)**	(1,694.5)	**(2,371.2)**	(2,446.5)
231.4	334.1	**Group operating profit**	**164.1**	156.4	**236.9**	225.8
27.7	40.0	Share of operating profit of joint-ventures	**18.6**	14.1	**26.9**	20.4
13.1	18.9	Share of operating profit of associates	**6.8**	7.0	**9.8**	10.1
272.2	393.0	**Operating profit including joint-ventures and associates**	**189.5**	177.5	**273.6**	256.3
274.6	396.5	Continuing operations	**191.8**	179.5	**276.9**	259.2
-	-	Acquisitions	**1.8**	-	**2.6**	-
(2.4)	(3.5)	Discontinued	**(4.1)**	(2.0)	**(5.9)**	(2.9)
272.2	393.0	**Operating profit including joint-ventures and associates**	**189.5**	177.5	**273.6**	256.3
		Exceptional items				
116.2	167.7	(Loss) profit on disposal and termination of operations	**(14.9)**	126.9	**(21.5)**	183.2
(0.5)	(0.7)	Loss on disposal of fixed assets	**-**	(7.9)	**-**	(11.4)
115.7	167.0		**(14.9)**	119.0	**(21.5)**	171.8
		Net interest (payable) and similar charges				
(106.5)	(153.7)	Net interest payable	**(42.4)**	(58.4)	**(61.2)**	(84.3)
(6.0)	(8.7)	Unwinding of discount on provisions	**(2.7)**	(2.5)	**(3.9)**	(3.6)
(112.5)	(162.4)		**(45.1)**	(60.9)	**(65.1)**	(87.9)
275.4	397.6	**Profit on ordinary activities before taxation**	**129.5**	235.6	**187.0**	340.2
		Taxation				
(105.9)	(152.9)	charge for year	**(44.3)**	(40.9)	**(63.9)**	(59.0)
109.3	157.8	exceptional items	**6.4**	4.6	**9.2**	6.6
3.4	4.9		**(37.9)**	(36.3)	**(54.7)**	(52.4)
278.8	402.5	**Profit on ordinary activities after taxation**	**91.6**	199.3	**132.3**	287.8
		Dividends				
(32.6)	(47.0)	cash - paid	**-**	-	**-**	-
(70.3)	(101.5)	- proposed	**(33.5)**	(32.7)	**(48.4)**	(47.2)
175.9	254.0	Transfer to reserves	**58.1**	166.6	**83.9**	240.6
		Earnings per ordinary share/ADS:				
37.9p	$2.74	- basic	**12.5p**	27.1p	**$0.90**	$1.96
41.4p	$2.99	- basic before exceptional/goodwill	**17.9p**	16.0p	**$1.29**	$1.16
37.8p	$2.73	- diluted	**12.4p**	27.0p	**$0.89**	$1.95
41.3p	$2.98	- diluted before exceptional/goodwill	**17.9p**	15.9p	**$1.29**	$1.15

The average exchange rates used for the consolidated profit and loss account were June 30, 2002 $1.4438 to the £; June 30, 2001 $1.4411 to the £, and December 31, 2001 $1.4403 to the £.

The taxation figures and earnings per ordinary share/ADS for the six months ended June 30, 2001 have been restated for FRS19, the new financial reporting standard on deferred taxation.

US dollar equivalents are translated at $1.4438 to the £.

CONSOLIDATED BALANCE SHEET
at June 30, 2002 and at December 31, 2001

	June 2002 Unaudited £m	December 2001 £m	US dollar equivalent June 2002 Unaudited $m	December 2001 $m
Fixed assets				
Intangible assets	**1,092.3**	1,102.1	**1,665.0**	1,679.9
Tangible assets	**2,731.1**	2,863.4	**4,163.0**	4,364.7
Investments	**278.9**	268.5	**425.1**	409.3
	4,102.3	4,234.0	**6,253.1**	6,453.9
Current assets				
Stocks	**345.3**	379.3	**526.3**	578.2
Debtors	**1,071.9**	981.9	**1,633.9**	1,496.7
Investments	**13.1**	373.6	**20.0**	569.5
Cash at bank	**1,122.4**	778.4	**1,710.9**	1,186.5
	2,552.7	2,513.2	**3,891.1**	3,830.9
Prepayments and accrued income				
Amounts due from insurers for Koppers liabilities (see below)	**183.4**	205.8	**279.6**	313.7
	2,736.1	2,719.0	**4,170.7**	4,144.6
Creditors - due within one year				
Debenture loans	**1,184.9**	581.2	**1,806.1**	885.9
Bank loans and overdrafts	**277.3**	401.2	**422.7**	611.6
Trade creditors	**339.7**	329.5	**517.8**	502.3
Other creditors	**403.8**	382.5	**615.5**	583.0
Dividends	**33.5**	70.3	**51.1**	107.2
	2,239.2	1,764.7	**3,413.2**	2,690.0
Net current assets	**496.9**	954.3	**757.5**	1,454.6
Total assets less current liabilities	**4,599.2**	5,188.3	**7,010.6**	7,908.5
Creditors - due after one year				
Debenture and other loans	**1,074.2**	1,569.2	**1,637.4**	2,391.9
Bank loans	**3.0**	30.1	**4.6**	45.9
	1,077.2	1,599.3	**1,642.0**	2,437.8
Provisions for liabilities and charges				
Koppers liabilities transferred to insurers (see above)	**183.4**	205.8	**279.5**	313.7
Provisions for other liabilities	**608.0**	662.4	**926.8**	1,009.7
	791.4	868.2	**1,206.3**	1,323.4
Capital and reserves				
Called up share capital	**1,473.8**	1,471.8	**2,246.5**	2,243.5
Share premium account	**1,493.0**	1,492.6	**2,275.8**	2,275.1
Other reserves	**216.3**	216.3	**329.7**	329.7
Profit and loss account	**(452.5)**	(459.9)	**(689.7)**	(701.0)
Equity shareholders' funds	**2,730.6**	2,720.8	**4,162.3**	4,147.3
	4,599.2	5,188.3	**7,010.6**	7,908.5
Net debt	**(1,403.9)**	(1,429.7)	**(2,139.9)**	(2,179.3)
Net assets per ordinary share	**371p**	370p		
Net assets per ADS			**$28.28**	$28.20

The exchange rates used for the consolidated balance sheet were June 30, 2002, $1.5243 to the £ and December 31, 2001, $1.4484 to the £.

US dollar equivalents are translated at $1.5243 to the £.

Approved by the Board of Directors on August 1, 2002
Christopher Collins, Chairman
Jonathan Nicholls, Finance Director

SUMMARY CONSOLIDATED CASH FLOW STATEMENT

for the 6 months ended June 30, 2002
unaudited

	June 2002 £m	June 2001 £m	US dollar equivalent June 2002 $m	US dollar equivalent June 2001 $m
Group operating profit	**164.1**	156.4	**236.9**	225.8
Amortisation of goodwill	**31.0**	29.4	**44.8**	42.4
Depreciation	**90.3**	95.3	**130.3**	137.6
Depletion	**18.9**	20.2	**27.3**	29.2
Provision utilisation	**(12.3)**	(13.2)	**(17.8)**	(19.0)
(Profit) loss on sales of tangible fixed assets	**(6.6)**	1.2	**(9.5)**	1.7
Decrease in stocks	**0.3**	2.1	**0.4**	3.0
(Increase) in debtors	**(123.0)**	(126.1)	**(177.5)**	(182.0)
Increase in creditors	**44.4**	23.7	**64.1**	34.2
Net cash inflow from operating activities	**207.1**	189.0	**299.0**	272.9
Dividends received from joint-ventures and associates	**10.5**	7.3	**15.1**	10.5
Returns on investments and servicing of finance	**(46.8)**	(64.7)	**(67.6)**	(93.4)
Taxation	**(20.1)**	(19.0)	**(29.0)**	(27.4)
Capital expenditure and financial investments				
Capital expenditure	**(59.4)**	(76.2)	**(85.8)**	(110.0)
Disposal of fixed assets	**22.1**	26.6	**31.9**	38.4
Purchase of fixed asset investments	**(1.2)**	(1.1)	**(1.7)**	(1.6)
Disposal of fixed asset investments	**0.3**	-	**0.5**	-
Net cash outflow from capital expenditure and financial investment	**(38.2)**	(50.7)	**(55.1)**	(73.2)
Acquisitions and disposals				
Cash in acquired, disposed subsidiary undertakings	**(0.1)**	4.2	**(0.1)**	6.0
Acquisition of subsidiary undertakings	**(102.4)**	(11.3)	**(147.8)**	(16.3)
Disposal of subsidiary undertakings	**42.9**	185.0	**61.9**	267.1
Other non operating costs	**(2.4)**	-	**(3.5)**	-
Net cash (outflow) inflow from acquisitions and disposals	**(62.0)**	177.9	**(89.5)**	256.8
Dividends paid	**(70.3)**	(68.7)	**(101.5)**	(99.2)
Management of liquid resources	**(33.4)**	60.4	**(48.2)**	87.2
Net cash (outflow) inflow before financing	**(53.2)**	231.5	**(76.8)**	334.2
Financing				
Issue of ordinary share capital	**2.3**	1.0	**3.3**	1.4
Increase in gross debt	**153.2**	114.6	**221.2**	165.5
Net cash inflow from financing	**155.5**	115.6	**224.5**	166.9
Net cash inflow after financing	**102.3**	347.1	**147.7**	501.1

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

for the 6 months ended June 30, 2002
unaudited

	June 2002 £m	June 2001 Restated £m	US dollar equivalent June 2002 $m	US dollar equivalent June 2001 Restated $m
Profit on ordinary activities after taxation	**91.6**	199.3	**132.3**	287.8
Currency translation differences on foreign net equity	**(50.6)**	37.4	**(73.1)**	54.0
Total recognised gains and losses recognised since last annual report	**41.0**	236.7	**59.2**	341.8

The average exchange rates for the summary consolidated cash flow statement and the statement of total recognised gains and losses were June 30, 2002, $1.4438 to the £, and June 30, 2001, $1.4411 to the £.

The profit on ordinary activities after taxation in respect of the six months ended June 30, 2001 has been restated for FRS19, the new financial reporting standard on deferred taxation.

US dollar equivalents are translated at $1.4438 to the £.

SEGMENT INFORMATION
for the 6 months ended June 30, 2002
unaudited

	Profit		Turnover		US dollar equivalent Profit		US dollar equivalent Turnover	
	June 2002 £m	June 2001 £m	**June 2002 £m**	June 2001 £m	**June 2002 $m**	June 2001 $m	**June 2002 $m**	June 2001 $m
Operating profit and turnover including joint-ventures & associates								
Hanson Building Materials America	**116.0**	121.7	**918.2**	923.5	**167.5**	175.7	**1,325.7**	1,333.3
Hanson Building Materials Europe	**70.6**	62.1	**705.6**	674.8	**101.9**	89.7	**1,018.7**	974.4
Hanson Australia	**10.0**	2.1	**207.2**	186.2	**14.4**	3.0	**299.2**	268.8
Hanson Pacific	**3.1**	7.8	**125.7**	140.9	**4.5**	11.3	**181.5**	203.4
Trading profit and turnover	**199.7**	193.7	**1,956.7**	1,925.4	**288.3**	279.7	**2,825.1**	2,779.9
Property and other income	**3.7**	6.5	**-**	-	**5.3**	9.4	**-**	-
Central expenses	**(9.1)**	(8.1)	**-**	-	**(13.1)**	(11.7)	**-**	-
Discontinued	**(4.1)**	(2.0)	**32.3**	116.4	**(5.9)**	(2.9)	**46.6**	168.0
Operating exceptional items	**(0.7)**	(12.6)	**-**	-	**(1.0)**	(18.2)	**-**	-
	189.5	177.5	**1,989.0**	2,041.8	**273.6**	256.3	**2,871.7**	2,947.9
By geographical location								
North America	**115.2**	121.0	**918.2**	923.5	**166.3**	174.7	**1,325.7**	1,333.3
Europe	**66.0**	61.2	**705.6**	674.8	**95.3**	88.4	**1,018.7**	974.4
Australia	**10.0**	2.1	**207.2**	186.2	**14.4**	3.0	**299.2**	268.8
Asia	**3.1**	7.8	**125.7**	140.9	**4.5**	11.3	**181.5**	203.4
Discontinued	**(4.1)**	(2.0)	**32.3**	116.4	**(5.9)**	(2.9)	**46.6**	168.0
Operating exceptional items	**(0.7)**	(12.6)	**-**	-	**(1.0)**	(18.2)	**-**	-
	189.5	177.5	**1,989.0**	2,041.8	**273.6**	256.3	**2,871.7**	2,947.9

Trading profit before goodwill amortisation	**June 2002 Gross £m**	**June 2002 Goodwill £m**	**June 2002 Net £m**	**US dollar equivalent June 2002 Gross $m**	**June 2002 Goodwill $m**	**June 2002 Net $m**
Hanson Building Materials America	**131.8**	**15.8**	**116.0**	**190.3**	**22.8**	**167.5**
Hanson Building Materials Europe	**74.8**	**4.2**	**70.6**	**108.0**	**6.1**	**101.9**
Hanson Australia	**15.2**	**5.2**	**10.0**	**21.9**	**7.5**	**14.4**
Hanson Pacific	**8.9**	**5.8**	**3.1**	**12.9**	**8.4**	**4.5**
Trading Profit	**230.7**	**31.0**	**199.7**	**333.1**	**44.8**	**288.3**

	June 2001 Gross £m	June 2001 Goodwill £m	June 2001 Net £m	US dollar equivalent June 2001 Gross $m	June 2001 Goodwill $m	June 2001 Net $m
Hanson Building Materials America	136.5	14.8	121.7	197.1	21.4	175.7
Hanson Building Materials Europe	66.0	3.9	62.1	95.3	5.6	89.7
Hanson Australia	7.2	5.1	2.1	10.4	7.4	3.0
Hanson Pacific	13.0	5.2	7.8	18.7	7.4	11.3
Trading Profit	222.7	29.0	193.7	321.5	41.8	279.7

The average exchange rates used for the segment information were June 30, 2002, $1.4438 to the £; and June 30, 2001, $1.4411 to the £.

US dollar equivalents are translated at $1.4438 to the £.

NOTES TO THE INTERIM FINANCIAL INFORMATION

1. Reconciliation of movements in shareholders' funds for the 6 months ended June 30, 2002 and the 12 months ended December 31, 2001

	June 2002 £m	December 2001 £m
Opening shareholders' funds	**2,720.8**	2,420.6
Profit on ordinary activities after taxation	**91.6**	278.8
Dividends		
Cash - paid	**-**	(32.6)
- proposed	**(33.5)**	(70.3)
	2,778.9	2,596.5
Goodwill on disposals previously written off to reserves	**-**	25.3
Goodwill impaired previously written off to reserves	**-**	88.8
Issue of ordinary share capital	**2.3**	1.9
Currency translation differences on foreign net equity	**(50.6)**	8.3
Closing shareholders' funds	**2,730.6**	2,720.8

2. Reconciliation of net cash flow movement to movement in net debt for the 6 months ended June 30, 2002

	June 2002 £m	June 2001 £m
Net cash inflow after financing	**102.3**	347.1
Decrease (increase) in long term debt	**3.7**	(242.9)
Cash added to (withdrawn from) deposits	**393.0**	(48.3)
(Decrease) in liquid resources	**(359.7)**	(12.1)
(Increase) decrease in short term loans	**(156.9)**	128.4
Change in net debt resulting from cash flows	**(17.6)**	172.2
Other financing movements	**(0.3)**	(0.5)
Exchange movement	**43.7**	(60.6)
Movement in net debt in the period	**25.8**	111.1
Opening net (debt)	**(1,429.7)**	(1,819.2)
Closing net (debt)	**(1,403.9)**	(1,708.1)

3. Analysis of net (debt)

	January 1, 2002 £m	Cash flow £m	Other non-cash movement £m	Exchange movement £m	**June 30, 2002 £m**
Cash in hand and at bank	121.5	(24.0)	(0.1)	(1.1)	**96.3**
Liquid resources - deposits	656.9	393.0	-	(23.8)	**1,026.1**
- securities	373.6	(359.7)	-	(0.8)	**13.1**
Cash and investments per balance sheet	1,152.0	9.3	(0.1)	(25.7)	**1,135.5**
Overdrafts	(167.2)	126.4	-	(3.9)	**(44.7)**
Bank debt due within one year	(234.0)	40.2	(26.4)	(12.4)	**(232.6)**
Bank loans and overdrafts per balance sheet	(401.2)	166.6	(26.4)	(16.3)	**(277.3)**
Debt due within one year					
Debenture debt	(578.7)	(195.9)	(436.9)	31.0	**(1,180.5)**
Finance leases	(2.5)	(1.2)	(0.7)	-	**(4.4)**
Debenture loans per balance sheet	(581.2)	(197.1)	(437.6)	31.0	**(1,184.9)**
Debt due after one year					
Debenture and bank debt	(1,593.1)	3.7	463.0	54.7	**(1,071.7)**
Finance leases	(6.2)	-	0.7	-	**(5.5)**
Long-term debt per balance sheet	(1,599.3)	3.7	463.7	54.7	**(1,077.2)**
Net (debt)	(1,429.7)	(17.5)	(0.4)	43.7	**(1,403.9)**

NOTES TO THE INTERIM FINANCIAL INFORMATION (continued)

4. Joint-ventures and associates

Group turnover before share of joint-ventures and associates	June 2002 Gross turnover £m	June 2002 Joint-ventures & associates £m	June 2002 Group turnover £m	June 2001 Gross turnover £m	June 2001 Joint-ventures & associates £m	June 2001 Group turnover £m
Hanson Building Materials America	918.2	42.7	875.5	923.5	48.0	875.5
Hanson Building Materials Europe	705.6	54.1	651.5	674.8	51.9	622.9
Hanson Australia	207.2	70.1	137.1	186.2	67.9	118.3
Hanson Pacific	125.7	14.0	111.7	140.9	19.8	121.1
Discontinued	32.3	1.7	30.6	116.4	3.3	113.1
	1,989.0	182.6	1,806.4	2,041.8	190.9	1,850.9

Group operating profit before share of joint-ventures and associates	June 2002 Gross operating profit £m	June 2002 Joint-ventures & associates £m	June 2002 Group operating profit £m	June 2001 Gross operating profit £m	June 2001 Joint-ventures & associates £m	June 2001 Group operating profit £m
Hanson Building Materials America	116.0	8.1	107.9	121.7	8.6	113.1
Hanson Building Materials Europe	70.6	9.0	61.6	62.1	7.9	54.2
Hanson Australia	10.0	8.5	1.5	2.1	5.6	(3.5)
Hanson Pacific	3.1	0.1	3.0	7.8	(0.7)	8.5
Central items	(5.4)	-	(5.4)	(1.6)	-	(1.6)
Discontinued	(4.1)	(0.3)	(3.8)	(2.0)	(0.3)	(1.7)
Operating exceptional items	(0.7)	-	(0.7)	(12.6)	-	(12.6)
	189.5	25.4	164.1	177.5	21.1	156.4

5. Provisions

The obligations in respect of the Koppers' environmental liabilities are recognised in provisions with a corresponding asset representing the amounts receivable under the insurance arrangements entered into in 1998. Under these arrangements the funding and risk of the environmental liabilities relating to the former Koppers company operations of Beazer PLC have been transferred to and underwritten by subsidiaries of two of the world's largest reinsurance companies, Centre Solutions (a member of the Zurich Group) and Swiss Re.

6. Dividends

The Board has declared an interim dividend of 4.55p per ordinary share payable on September 20, 2002 to those shareholders on the register at the close of business on August 23, 2002. ADS and CDI holders will be paid on September 27, 2002. The ordinary shares and ADSs are expected to trade ex-dividend on August 21, 2002. The CDIs are expected to trade ex-dividend on August 19, 2002.

7. Basis of preparation

The accounting policies used in the preparation of the interim financial information are the same as those used in the statutory accounts for the 12 months ended December 31, 2001. The tax charge is based on the estimated annual effective rate. The figures for the 12 months to December 31, 2001 are abridged and have been extracted from the statutory accounts filed with the Registrar of Companies on which the auditors issued an unqualified report. The interim financial information does not constitute statutory accounts as defined in section 240 of the Companies Act 1985.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

HANSON PLC
(Registrant)

By: Graham Dransfield
Graham Dransfield
Legal Director

Date: August 1, 2002